UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                                (Amendment No. 6)


                    Under the Securities Exchange Act of 1934


                           Argonaut Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                    040175101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 19, 2004
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  Introduction.

      This amends and supplements the Schedule 13D dated May 6, 2004, as amended by Amendment No. 1 thereto dated May 18, 2004, Amendment No. 2 thereto dated May 19, 2004, Amendment No. 3 thereto dated May 25, 2004, Amendment No. 4 thereto dated August 3, 2004 and Amendment No. 5 thereto dated August 6, 2004 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Seymour Holtzman, Evelyn Holtzman, Jewelcor Management, Inc. ("JMI"), S.H. Holdings, Inc. and Jewelcor Incorporated (collectively, the "Reporting Persons") with respect to the common stock, $.0001 par value (the "Common Stock"), of Argonaut Technologies, Inc., a Delaware corporation (the "Issuer").

            I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

            On August 19, 2004, JMI sent a letter to the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 11.

            11. Letter dated August 19, 2004, from JMI to the board of directors of the Issuer.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 19, 2004

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          -------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          -------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          ------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       /s/ Seymour Holtzman
                                       ---------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       --------------------------------
                                       Evelyn Holtzman

                                                                      EXHIBIT 11


August 19, 2004

Board of Directors
Argonaut Technologies, Inc.
1101 Chess Drive
Foster City, CA  94404

Dear Board Members:

      As you may know, my company Jewelcor Management, Inc. is one of Argonaut's largest stockholders. I am writing to the Board to express my very deep disappointment and concern with the failure of the Company's President to respond to the specific questions I asked her, in writing, following the Company's July 29 earnings conference call.

      I asked those questions because Ms. Goldenstein's public statements on that call, regarding a variety of subjects of great importance to stockholders, seemed to me to be incomplete, false and/or misleading, and to require immediate correction or clarification. Because Ms. Goldenstein is unable or unwilling to respond to these questions, I must assume that she has no answers or that the answers would be inconsistent with her prior statements and actions.

      In my letter of August 3 (a copy of which is attached for your convenience), I asked Ms. Goldenstein several specific questions. In her August 5 response (a copy of which is also attached), she answered only one of those questions, and even the question she chose to address was answered in a way I found incomplete and unsatisfactory. In fact, as discussed below, her answer to that question appears on its face to be inconsistent with the known facts, and deeply disturbing.

      These are the questions Ms. Goldenstein could not, or would not, answer:

o What is the basis for viewing the cost of a special shareholder meeting as prohibitive?

o Was the $150,000 in legal fees said to have been expended by the Company in the second quarter in connection with "shareholder challenges" all related to Jewelcor's actions, or were there other shareholder challenges?

o   How can that $150,000 expenditure be justified as a cost savings?

o How many shareholders allegedly supported management's actions? What is the level of their share ownership? Did they have relationships with management or the Company that could influence their views? Did these shareholders call Ms. Goldenstein independently or did she contact them? Did Ms. Goldenstein accurately inform them of the true cost of holding a meeting? Did they know that management had just spent approximately $150,000 to thwart a meeting and, it appears, to entrench management? Did they know such action could potentially expose the Company to substantial litigation costs?

o   Did any shareholders express a contrary view?

o How is the potential for individual shareholders to speak separately and informally with the President a substitute for a stockholders' meeting at which formal corporate action can be taken?

o How can it be claimed that the "poison pill" is beneficial to "all" shareholders when Jewelcor is opposed to it, as is the Company's largest shareholder, Husic Capital?

o Who are the "strong shareholders that have been with the Company constantly" who purportedly supported the poison pill? When and how were they contacted, and in what context did they make those statements?

o What is the basis for claiming that the performance of the Company's stock (including a 15% price decline in one day, and a 38% decline in two months) is consistent with the industry?

o Did the Company's attorneys inform management that the Company's actions may be subject to serious legal challenges that could cause the Company to incur substantial legal fees that could reach, and possibly exceed, one million dollars?

o Would the Company claim that the poison pill would somehow be triggered if I get together with other stockholders to call a special meeting?

o Why are the Company's earnings projections being adjusted downward while management takes credit for a decrease in expenses and claimed improvement in business?

      Ms. Goldenstein was unable, or unwilling, to answer any of the foregoing questions. Most questions, she simply ignored. In a few cases she alluded to my questions only to then evade them. Regarding legal costs, for example, she did not explain the $150,000 expenditure, which in the earnings call the Company's Chief Financial Officer had attributed solely to "shareholder challenges," nor did she describe how those expenses constituted a cost savings. This is a significant amount of money for a company this size. I believe it is incumbent on the Board to ask Ms. Goldenstein why she did not respond to my questions (which, after all, were focused on statements she herself chose to make to stockholders and the financial community on the public earnings call).

      The one question Ms. Goldenstein did address related to the May 24 amendment to the Company's Bylaws purporting to raise the percentage of shares required to call a special meeting. Based on, among other things, prior Delaware litigation regarding a Bylaw amendment that interfered with and impeded the effective exercise of the shareholder franchise in a contested election for directors, I believe that the recent provisions implemented by the Board will not hold up in Court. But stockholders still deserve an honest explanation of the Company's conduct. In her August 5 letter, Ms. Goldenstein said that the recent Bylaw amendment (which on its face appeared to be a response to Jewelcor's initiatives) was actually taken "after considerable review" in connection with the Company's return to the NASDAQ National Market. Of course, even if Ms. Goldenstein was being completely candid in her response, I would question why it would be appropriate for management to unilaterally eliminate the existing rights of stockholders simply because those rights might not be required by a particular securities exchange or quotation system. But the reality seems even more disturbing.

      The facts show that the Company returned to the National Market on August 5, 2003. The Company's Bylaws remained in place unchanged for almost ten months thereafter. Then, Jewelcor filed its Schedule 13D on May 14, and in only 10 days, on May 24, the Company changed its Bylaws. If Ms. Goldenstein's explanation is correct, she should, at a minimum, be able to demonstrate that this change in the Bylaws was under active consideration by the Board in or about August 2003, and explain exactly why no Board action was taken at that time. She should also be able to show that the Board had scheduled a regular meeting, with the amendment of the Bylaws identified in advance as a specific agenda item, well before Jewelcor filed its Schedule 13D on May 14. I ask that management be instructed to provide convincing evidence of that chronology promptly, to me and to all Directors.

      Especially in the current environment, no public company, and no Board of Directors, can take the risk of misinforming its stockholders and misleading the financial community. I call upon the Board, as a matter of urgency, to request the independent Directors to make an immediate inquiry, as well as engage independent legal counsel with no past relationship to the Company or management to investigate all of these matters. I believe that investigation should cover, among other things, whether Ms. Goldenstein's statements and all other disclosures in the Company's earnings press release and conference call, as well as her August 5, letter are accurate and complete, and whether management's recent actions (including its adoption of the Bylaw amendments and the poison pill) are legal, proper and in full accordance with the fiduciary duties imposed on all officers and directors by Delaware corporate law. Because of the apparent gravity of these issues, I also have no choice but to consider other steps to address them, which may include bringing these matters to the attention of the SEC.

      Additionally, after making a straightforward request for access to certain books and records of the Company pursuant to Delaware law in order to pursue these matters, I received from the Company's attorney two letters, dated August 13, 2004, which I have forwarded to my attorney for his review. Although my attorney will respond to these letters, I wanted to point out that your attorney's letters were copied (as noted at the bottom of the letters) to four other attorneys apparently representing the Company. I would ask management to explain why five attorneys need to be involved in this matter. I would guess that each of them will charge the Company for reviewing the letters. Why does management continuously waste money to present unnecessary hurdles and obstruct shareholders from exercising their rights under Delaware law and the Company's own Bylaws? If Lissa Goldenstein had answered the questions I asked in my August 3, 2004 letter, I would not be forced to formally request documents to attempt to ascertain the answers to my questions and the Company would not have to hire five attorneys to respond to my request.

      I believe the Company is wasting a substantial amount of money that it cannot afford, to perpetuate a management team that is clearly unacceptable to me and, in my opinion, many other shareholders. I believe that management has serious credibility problems with the financial community, which are only exacerbated by the Company's recent behavior.

      If your attorneys need to discuss certain issues regarding the production of the documents that I requested, they can pick up the phone and call my attorney, Peter Smith, at (212) 715-9401. Unless these documents are produced immediately, we expect to initiate a proceeding in the Delaware Court to obtain the documents. Hopefully, the Company will not send five attorneys to Court at the stockholders' expense.

      Thank you for your prompt attention to these pressing matters.

                                    Sincerely,

                                    /s/ Seymour Holtzman
                                    -----------------------------
                                    Seymour Holtzman
                                    JEWELCOR MANAGEMENT, INC.